Exhibit 99.1

MAVERIX METALS COMPLETES ACQUISITION OF ADDITIONAL ROYALTY ON THE HOPE BAY MINE

August 16, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American: MMX, TSX: MMX) is pleased to announce that it has completed the acquisition of an additional net smelter return (“NSR”) royalty on the Hope Bay mine (“Hope Bay”) in Nunavut, Canada, owned and operated by TMAC Resources Inc. (“TMAC”). Maverix now holds a 2.75% NSR royalty on Hope Bay effective from August 1, 2019. The 2.75% NSR royalty will reduce to 2.5% upon registration of the royalty against the property.

TMAC continues to optimize the established operations and expects Hope Bay to produce over 160,000 ounces of gold in 2019.(1)

Maverix has drawn on its existing credit facility to fund the acquisition.

For additional information on the transaction, please refer to Maverix’s news release dated August 14, 2019, available at www.maverixmetals.com.

About Hope Bay

Hope Bay is an 80 km by 20 km Archean greenstone belt located in Nunavut, Canada. Hope Bay is a high-grade gold district with established Measured and Indicated Mineral Resources totaling approximately 4.81 million ounces of gold at an average grade of 8.3 g/t Au and Inferred Mineral Resources totaling approximately 1.62 million ounces of gold at an average grade of 6.9 g/t Au. Proven and Probable Mineral Reserves total approximately 3.59 million ounces of gold at an average grade of 6.8 g/t Au (estimates have an effective date of December 31, 2018. Mineral Resources are inclusive of those resources converted to Mineral Reserves).(2)

For further information on Hope Bay, please visit www.tmacresources.com.

(1) Please refer to the TMAC Resources news release dated August 14, 2019.

(2) Please refer to the TMAC Resources news release dated February 21, 2019.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President, Technical Services for Maverix, and a qualified person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to precious metal prices and to increase underlying per share value by continuing to grow its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                          info@maverixmetals.com

Website:               www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-party Information

Maverix has limited, if any, access to the properties on which Maverix holds a royalty, stream or other interest. Maverix is dependent on, (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Maverix holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix’s royalty, stream or other interest. Maverix’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.